March 24, 2020

Cipora Lavut
President, Board Chair
Aura Systems, Inc.
10541 Ashdale St.
Stanton, California 90680

       Re: Aura Systems, Inc.
           Amendment No. 2 to Form 10-K for the Fiscal Year Ended February 28, 2019
           Filed October 24, 2019
           File No. 000-17249

Dear Ms. Lavut:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing